September 25, 2014

VIA EDGAR

Attn: Edward Bartz
Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Fidelity Merrimack Street Trust
Fidelity Corporate Bond ETF
Fidelity Total Bond ETF
Fidelity Limited Term Bond ETF
Securities Act File No: 333-186372
Investment Company Act File No. 811-22796

Dear Mr. Bartz:

On February 1, 2013, Fidelity Merrimack Street Trust (the "Registrant") filed a Registration Statement on Form N-1A on behalf of Fidelity Corporate Bond ETF. Since then the Registrant has filed four Pre-Effective Amendments to such Registration Statement relating to an offering of shares of beneficial interest in the Registrant.

Pre-Effective Amendment No. 1 for Fidelity Mortgage Securities ETF on May 29, 2013;

Pre-Effective Amendment No. 2 for Fidelity Limited Term Bond ETF, Fidelity Total Bond ETF, and Fidelity Investment Grade Bond ETF on July 26, 2013;

Pre-Effective Amendment No. 3 for Fidelity Corporate Bond ETF, Fidelity Limited Term Bond ETF, Fidelity Total Bond ETF, and Fidelity Investment Grade Bond ETF on April 17, 2014; and

Pre-Effective Amendment No. 4 for Fidelity Corporate Bond ETF, Fidelity Limited Term Bond ETF and Fidelity Total Bond ETF on September 10, 2014.

The Registrant is also separately filing today a Pre-Effective Amendment No. 5 to that Registration Statement for Fidelity Corporate Bond ETF, Fidelity Limited Term Bond ETF and Fidelity Total Bond ETF to update certain disclosure and provide additional exhibits.

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Registrant and the Trust's principal underwriter, Fidelity Distributors Corporation, hereby respectfully request that the effective date of the Trust's Registration Statement be accelerated so that it will be effective at 12:00 p.m., Eastern Time, on September 25, 2014, or as soon as practicable thereafter. This request relates to Fidelity Corporate Bond ETF, Fidelity Limited Term Bond ETF and Fidelity Total Bond ETF but does not relate to Fidelity Mortgage-Backed Securities ETF or Fidelity Investment Grade Bond ETF.

In connection with this request, the undersigned officer of the Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission ("Commission") or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please call Jamie Plourde (817) 474-7037, if you wish to discuss this correspondence further.

Sincerely yours,

Fidelity Merrimack Street Trust Fidelity Distributors Corporation

/s/ Stephanie J. Dorsey /s/Scott E. Couto

By: Stephanie J. Dorsey By: Scott E. Couto

Title: President and Treasurer Title: President